UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 001-38209

DESPEGAR.COM, CORP.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Juana Manso 999

Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

DESPEGAR.COM, CORP.

BUENOS AIRES, Argentina—August 9, 2019: Despegar.com, Corp. (NYSE:DESP) (the “Company”) announces that, on August 1, 2019, the Board of Directors has appointed Michael Doyle, a director of the Company, to the audit committee (the “Audit Committee”) of the Board of Directors. Mr. Doyle has been a director of the Company since September 2018. Previously, Mr. Doyle was the Chief Financial Officer of the Company from 2013 until August 31, 2018.

In connection with the appointment of Mr. Doyle, Mr. Nilesh Lakhani resigned from the Audit Committee, effective August 1, 2019. Mr. Lakhani remains a director and the Chairman of the Board of Directors of the Company.

As a result, the members of the Audit Committee are presently Mr. Mario Eduardo Vázquez, Mr. Martín Rastellino and Mr. Michael Doyle, with Mr. Vázquez as Chairman of the committee. The Board of the Directors has determined that all three members of the Audit Committee satisfy the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and all constitute audit committee financial experts within the meaning of the SEC rules.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP

By: /s/ Juan Pablo Alvarado

Name: Juan Pablo Alvarado

Title: General Counsel – Secretary